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                                     FORM 6K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                          CLONDALKIN INDUSTRIES LIMITED
                      (Formerly Clondalkin Industries PLC)
                 (Translation of Registrant's Name Into English)

                                 Monastery Road,
                                   Clondalkin
                                    Dublin 22
                                     Ireland
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X                                          Form 40-F __
         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __                                                      No X
                                                              ---
(If "Yes" is marked indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-            )






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Change of ownership of Clondalkin Group Holdings Limited

Clondalkin Industries Limited (formerly Clondalkin Industries PLC), the issuer of (euro)125 million Senior Notes, interest coupon rate of 10.625% due January 2010, reports that Candover and Clondalkin Group Holdings Limited made the following announcements on 1 February 2004 advising a change of ownership of Clondalkin Group Holdings Limited subject to regulatory clearances.

Clondalkin Group Holdings Limited is the parent company of Clondalkin Industries Limited.

Clondalkin Group Holdings Limited and Clondalkin Industries Limited are aware of their obligations under the terms of the Senior Notes' Financing Documents and are taking all the steps necessary to discharge these obligations in accordance with the terms of the Financing Documents. Clondalkin Industries Limited will make an announcement later this week setting out how the obligations to Senior Note holders will be satisfied.

Candover made the following announcement regarding the transaction on 1 February 2004

Candover*, a leading provider of equity for large European buyouts, announces today that it has sold Clondalkin, the specialist converter of value-added packaging and printing products, to Warburg Pincus for a consideration of
(euro)630 million, subject to regulatory clearances. This is the seventh full exit from the Candover 1997 Fund.

Clondalkin was taken private from the Irish Stock Exchange by Candover and its management team in November 1999, for a total consideration of (euro)550 million.

Clondalkin supplies value-added and innovative packaging solutions to a diversified customer base, principally in the food and beverage, consumer products and pharmaceuticals sectors. It operates from over 40 separate manufacturing locations throughout Europe and the US.

Commenting on the sale of Clondalkin, Ian Gray, Director of Candover, said:

"Clondalkin has been an excellent investment for our 1997 Fund, generating a return in excess of two times. Clondalkin has a proven strategy to generate sustained cash flow and earnings growth, and we wish the company continued success under its new ownership.

"This is one of a number of realisations made over the last year by the Candover Funds, which combined with our healthy level of new investments - seven transactions across Europe - has meant a busy period for the Candover team."

In the last twelve months Candover has successfully exited, either fully or in part, investments in:

     o   Camden Motors, Detica and Baxi from the 1994 Fund;
     o Airtechnology and Pandrol (parts of the Charter investment), Bourne Leisure, Picard and Inveresk from the 1997 Fund
     o Aspen Insurance, a 2001 Fund investment which listed on the New York Stock Exchange

*Candover means Candover Investments plc and /or one or more of its subsidiaries, including Candover Partners as General Partner of the Candover 1997 Fund.



End of Candover Announcement

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Clondalkin Group Holdings Limited made the following announcement regarding the transaction on 1 February 2004

Clondalkin Group, a leading international specialist converter of packaging and printed products, today announces the sale of a majority stake in the business to Warburg Pincus, the global private equity firm, in a transaction valuing the business at (euro)630 million. Completion will be subject to regulatory clearances.

The stake has been sold by a consortium of private equity investors, led by Candover.

Senior management will continue to hold a substantial stake in the business, with Group Chief Executive Officer, Norbert McDermott, and all the senior management team remaining in their roles.

Mr. McDermott said, "This transaction represents a fantastic opportunity for Clondalkin. We are delighted to have the opportunity to work with a global private equity firm with a proven track record such as Warburg Pincus. The firm's financial support and international experience will help us to develop and grow in all our geographic markets. We have carefully selected Warburg Pincus as our partner for the future."

Warburg Pincus invests in all stages of a company's life-cycle, including late stage buyouts. The firm is currently investing internationally from two funds, Warburg Pincus International Partners LP, a $2.5 billion fund, and Warburg Pincus Private Equity VIII LP, a $5.3 billion fund. Together, the funds provide one of the largest pools of private equity capital available in Europe.

Deutsche Bank, Barclays Capital and Lehman Brothers have provided a fully underwritten debt financing package.

According to Dalip Pathak, who heads Warburg Pincus' European operations, "We are delighted with this acquisition which provides us with a platform to leverage our unique global position. This deal represents a strengthening of our position in the European buyout market where we are actively looking at a number of opportunities."

Steve Coates, a Warburg Pincus Managing Director, said, "We are very excited by the prospect of working with the Clondalkin management team, with which we have built a close relationship over recent months. We believe that our extensive international resources and long term investment horizon, offer an excellent complement to Clondalkin's continuing growth strategy. We look forward to a rewarding and successful partnership."


End of Clondalkin Group Holdings Limited Announcement



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SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CLONDALKIN INDUSTRIES PLC




By:      /s/ Colman O'Neill______________________________
Name:    Colman O'Neill
Title:   Finance Director


Date: February 3, 2004